UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Tecogen Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

87876P201
(CUSIP Number)

Barbara Ann Bernard Wincrest Capital Ltd 7 Old Fort Bay Town Centre Nassau, The Bahamas (242) 603-2015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [__].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87876P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wincrest Capital Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,247,165

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,247,165

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,247,165

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	87876P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara Ann Bernard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,247,165

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,247,165

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,247,165

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	87876P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wincrest Contraria Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,247,165

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER	[_]

1,247,165

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,247,165

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	87876P201

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wincrest Capital SPC - Wincrest Contraria Fund SP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	87876P201

THIS FILING IS AMENDMENT NO. 1 TO SCHEDULE 13D FOR WINCREST CAPITAL LTD, BARBARA ANN BERNARD AND WINCREST CAPITAL SPC - WINCREST CONTRARIA FUND SP.  THIS FILING IS THE INITIAL SCHEDULE 13D FOR WINCREST CONTRARIA MASTER FUND LTD.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value (the "Shares") of Tecogen Inc. (the "Issuer"). The address of the Issuer's offices is 45 First Avenue, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a, f) (b) (c)
This  statement  is  being  filed by (i) Wincrest Capital SPC - Wincrest Contraria Fund SP ("Wincrest Contraria SP"), a segregated portfolio of an exempted company incorporated with limited liability and registered as a segregated portfolio company under the laws of the Cayman Islands, whose directors are Barbara Ann Bernard and Rebecca Fernie, (ii) Wincrest Contraria Master Fund Ltd ("Wincrest Contraria"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose directors are Barbara Ann Bernard, Rebecca Fernie, Frank Crothers, Joanne Bernard and Vikram Gandhi, (iii)  Wincrest Contraria Ltd ("Wincrest"), a company incorporated with limited liability in the Bahamas which acts as investment adviser to Wincrest Contraria, and whose directors are Barbara Ann Bernard and Rebecca Fernie, and (iv) Barbara Ann Bernard ("Bernard"), the controlling shareholder of Wincrest. (Each of Wincrest Contraria SP, Wincrest Contraria, Wincrest and Bernard may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business address of Wincrest and Bernard is 7 Old Fort Bay Town Centre Nassau, The Bahamas.  The principal business address of Wincrest Contraria SP and Wincrest Contraria is c/o Elian Fiduciary Services (Cayman) Ltd, 190 Elgin Avenue, P.O. Box KY1-9007, George Town, Grand Cayman, Cayman Islands.

Wincrest is an investment management firm that serves as the investment adviser to certain private investment funds, including Wincrest Contraria SP and Wincrest Contraria.  Bernard is a director, the controlling shareholder and chief executive officer of Wincrest.  Wincrest Contraria SP is a segregated portfolio of an exempted company incorporated with limited liability and registered as a segregated portfolio company under the laws of the Cayman Islands. Wincrest Contraria is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,247,165 Shares.  The source of funds used to purchase the Shares was the working capital of Wincrest Contraria SP.  All of such Shares were transferred from Wincrest Contraria SP to Wincrest Contraria as of February 1, 2017.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,247,165 Shares (6.3%) of the Issuer, based upon the 19,949,672 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.

Wincrest has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,247,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,247,165 Shares.

Bernard has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,247,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,247,165 Shares.

Wincrest Contraria has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,247,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,247,165 Shares.

Wincrest Contraria SP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017
Wincrest Capital Ltd

/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Chief Executive Officer

Barbara Ann Bernard

/s/ Barbara Ann Bernard

Wincrest Capital SPC - Wincrest Contraria Fund SP
/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Director

Wincrest Contraria Master Fund Ltd.
/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D (and any amendments thereto), relating to the Common Stock, $0.001 par value of Tecogen Inc. shall be filed on behalf of the undersigned.
Dated: February 13, 2017
Wincrest Capital Ltd

/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Chief Executive Officer

Barbara Ann Bernard

/s/ Barbara Ann Bernard

Wincrest Capital SPC - Wincrest Contraria Fund SP
/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Director

Wincrest Contraria Master Fund Ltd.
/s/ Barbara Ann Bernard
Name: Barbara Ann Bernard Title: Director

SK 28472 0001 7410434